UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)

1. Details of information	Disclosure title	Treasury Share Buyback and Cancellation Plan
Summary of ad-hoc public disclosure

☐ Cancellation of existing treasury shares

- Cancel treasury shares, which account 6% of outstanding shares within the next three years (2024~2026) to enhance corporate value

* The amount of cancellation and the date will be determined by the Board of Directors depending on business environment and market conditions.

☐ Purchase & Cancellation of treasury shares

- Buyback and cancel all newly purchased treasury shares worth KRW100 billion in 2024

* The actual amount may vary depending on the fluctuation of share prices

☐ Treasury share buyback and cancellation policy

- All newly purchased treasury shares from the market for the purpose of shareholder value enhancement are to be cancelled immediately, excluding the portion for employees

	Expected ad- hoc public disclosure date & time	July 12, 2024
2. Details of information release	Information providers	Finance & IR Team, POSCO Holdings
	Information recipients	Institutional investors and securities analyst
	Date & time of information release	July 12, 2024 (14:00 KST)
	Title and place of event held	The 3rd POSCO Group LiB Materials Business Value Day (Art Hall, 4F West Wing, POSCO Center)
3. Contact points (department/phone number)		02-3457-5112
4. Other matters to be factored into investment decisions

- The details of the execution plan are subject to change depending on the business environment and market conditions, and will be ultimately determined by the approval of the Board of Directors.

- Please visit our website(http://www.posco-inc.com) for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 12, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President